

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2016

Mail Stop 4720

<u>Via E-mail</u>
Mr. Joel M. Frank
Chief Financial Officer
Och-Ziff Capital Management Group LLC
9 West 57th Street
New York, NY 10019

  Re: Och-Ziff Capital Management Group LLC
     Form 10-K for the Fiscal Year Ended December 31, 2015
     Filed February 11, 2016
     File No. 001-33805

Dear Mr. Frank:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Hugh West

              Hugh West
              Accounting Branch Chief
              Office of Financial Services